SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Lawsuit filed by minority shareholder is ruled favor of Petroquisa

( Rio de Janeiro , April 2, 2004 ). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, reported that on November 23, 1992, Porto Seguro Imóveis Ltda ., a minority shareholder of Petroquisa, filed a lawsuit against Petrobras in the Rio de Janeiro State Courts with respect to alleged losses following the divestiture of Petroquisa's stake in various petrochemical companies included in the National Privatization Program, pursuant to Law 8.031/90.

In this suit, the Plaintiff alleges that Petrobras, as majority shareholder of Petroquisa, with more than 99% of the capital stock, should reimburse it for an alleged “loss” that occurred to Petroquisa's equity value following approval of the minimum sale price of Petroquisa's shares in the capital stock of the privatized companies in which Petroquisa had owner shares.

On January 14, 1997 , the court ruled that Petrobras was liable to Petroquisa for losses and damages equivalent to US$ 3.406 billion. In addition, Petrobras was ordered to pay the Plaintiff 5% of the amount by way of a premium, as well as legal fees for a further 20% (Article 246, Paragraph 2 of Law 6404/76).

Petrobras lodged an appeal against this ruling with the Supreme Court of the State of Rio de Janeiro, and a final ruling was made on February 11, 2003 , by the Third Civil Court Division, which, by a majority vote , deciding in favor of Petrobras' appeal and dismissing the claim for damages. However, one of the judges granted a partial remedy in favor of the Company's appeal , reducing the amount to US$ 2.370 billion.

Porto Seguro then impeded this judgment, and a final ruling was handed down on March 30, 2004 , by the Fourth Civil Division of the Supreme Court of Rio de Janeiro, which ruled unanimously in favor of the previous verdict, ordering Petrobras to reimburse Petroquisa for the amount of US$ 2.370 billion, plus a 5% premium and 20% in legal fees.

In light of this result, as soon as the decision is published, Petrobras will lodge an appeal with the Court of Appeals (STJ) and the Federal Supreme Court (STF), where it expects and believes that justice will be done and the decision reversed.

For the sake of argument it is noted that should the sentence be upheld, the amount in question would be due to Petroquisa, and since Petrobras holds more than 99% of Petroquisa's capital stock, the effective disbursement would be limited to 25% of the total value, and the maximum exposure to Petrobras would be US$ 592.5 million (the 5% premium + 20% in legal fees).

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4 th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 05, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.